SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                          ----------------------------

                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                            (Name of Subject Company)
                             -----------------------

                   FFCA MANAGEMENT COMPANY LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)
                             -----------------------

                     ASSIGNED LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)
                             -----------------------

                                    400749107
                      (CUSIP Number of Class of Securities)
                             -----------------------

                              Dennis L. Ruben, Esq.
                    Franchise Finance Corporation of America
                              The Perimeter Center
                           17207 North Perimeter Drive
                              Scottsdale, AZ 85255

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)
                             -----------------------

                                    Copy to:

                                 Paul E. Belitz
                                  Brian V. Caid
                                   Kutak Rock
                           717 17th Street, Suite 2900
                             Denver, Colorado 80202

Item 1.           Security and Subject Company.

         The name of the subject company is Scottsdale Land Trust Limited Partnership, a Delaware limited partnership (the "Partnership"), and the address of its principal executive offices is The Perimeter Center, 17207 North Perimeter Drive, Scottsdale, Arizona 85255. The general partner of the Partnership is FFCA Management Company Limited Partnership, a Delaware limited partnership (the "General Partner"). This statement relates to the units of assigned limited partnership interest of the Partnership (the "Units").

Item 2.           Tender Offer of the Bidder.

         This statement relates to the offer of SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser"), disclosed in the Tender Offer Statement on Schedule 14D-1, dated November 22, 1996 (the "Schedule 14D-1"), to purchase up to 22,500 of the outstanding Units of the Partnership, upon the terms and conditions set forth in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase") contained in the Schedule 14D-1, the Assignment of Limited Partnership Units, and the related Letter to Unitholders dated November 22, 1996 (which together constitute the "Offer"). There are currently 50,000 Units of the Partnership outstanding. The tender offer price per Unit stated in the Offer to Purchase is $400, subject to adjustment under certain circumstances as described therein. The offer, withdrawal rights and proration period will expire at 12:00 midnight, New York City time, on December 20, 1996, unless extended.

         The Offer to Purchase states that the managing member of the Purchaser is SCG Investors II, L.L.C., a recently formed Connecticut limited liability company ("SCG"), and that the other member of the Purchaser is Starwood Opportunity Fund IV, L.P., a recently formed Delaware limited partnership ("SOF L.P."). The general partner of SOF L.P. is SOFI IV Management, L.L.C., a recently formed Connecticut limited liability company, the managing member of which is Starwood Capital Group, L.L.C. ("Capital"). Barry S. Sternlicht is the managing member of, and controlling interest holder in, SCG, and is the President, Chief Executive Officer and General Manager of, and controlling interest holder in, Capital. According to the Offer to Purchase, the principal executive offices of the Purchaser and SCG are located at Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830. The Purchaser is not affiliated with the General Partner or the Partnership.

Item 3.           Identity and Background.

         (a) This statement is being filed by the General Partner of the Partnership. The name and business address of the General Partner is: FFCA Management Company Limited Partnership, The Perimeter Center, 17207 North Perimeter Drive, Scottsdale, Arizona 85255.

         (b) The General Partner was also the general partner of Guaranteed Hotel Investors 1985, L.P., a Delaware limited partnership ("GHI"). On April 26, 1996, GHI sold substantially all of its assets, consisting of three hotels located in Irving, Texas, Fort Lauderdale, Florida and Tampa, Florida, to affiliates of the Purchaser, pursuant to a Purchase Agreement dated October 27, 1995 as amended (the "Purchase Agreement"), by and between GHI and Starwood Lodging Trust through its affiliate, SLT Realty Limited Partnership. The Purchase Agreement and
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
the purchase price of approximately $73 million were negotiated through arm's-length negotiations. Starwood Lodging Trust and SLT Realty Limited Partnership are affiliates of the Purchaser. A copy of the Purchase Agreement and related amendments are filed as exhibits hereto and the information contained therein is incorporated herein by reference.

Item 4.           The Solicitation or Recommendation.

         (a) The General Partner recommends that the holders of the Units (the "Unitholders") reject the Purchaser's Offer and not tender any of their Units to the Purchaser pursuant to the Offer.

         (b) In reaching its conclusion with respect to the Purchaser's Offer, the General Partner determined that the tender offer price per Unit is inadequate based on recent land sales by the Partnership. In 1996, the Partnership has sold three parcels of land, totaling approximately 18 acres, for a purchase price per square foot ranging from approximately $5.00 to $5.50. The Partnership currently has approximately 25 acres of land under contract for sale for a purchase price per square foot ranging from approximately $5.50 to $6.50. In addition, the Partnership has entered into agreements with three separate companies which give such companies an option to acquire approximately 17 acres of land from the Partnership, for a purchase price per square foot ranging from approximately $5.00 to $9.00, over a period of approximately 2 years. There can be no assurance that the properties under contract for sale or the properties subject to option will be sold.

         The Purchaser's offer of $400 net per Unit results in an implied offer for all assets of the Partnership of $20 million (50,000 outstanding Units multiplied by $400). The significant assets of the Partnership are as follows:

         (i) approximately 7.7 million square feet of land available for sale (which includes the land currently subject to contracts for sale and option agreements),

         (ii) a first mortgage real estate loan in the outstanding principal amount of $8.5 million to Franchise Finance Corporation of America, a New York Stock Exchange-listed real estate investment trust ("FFCA"), which matures on May 1, 2000, and bears interest at an annual rate of 10%, and

         (iii) net cash reserves of approximately $1.38 million as of September 30, 1996, portions of which may be distributed to Unitholders from time to time.

         Subtracting items (ii) and (iii) in the amount of approximately $9.88 million from the $20 million offer implied by the Purchaser's offer results in a balance attributable to the remaining land available for sale of approximately $10.12 million. This amount does not include any additional interest, the amount of which is not readily determinable at this time, to which the Unitholders may be entitled upon the maturity of the FFCA mortgage loan described in (ii) above. If the $10.12 million is divided by the square footage of the remaining land for sale, which is approximately 7.7 million square feet, the resulting per square foot price of the Purchaser's offer is approximately $1.31. As stated above, this amount is significantly less than the per square foot price ranging from approximately $5.00 to $5.50 which the Partnership has received in recent land sales. However, the timing and sales prices of future land sales by the Partnership is uncertain and will likely occur over several years.

         In addition, the General Partner believes that if a substantial number of Units are tendered to the Purchaser pursuant to the Offer, the Partnership likely will be deemed a publicly traded partnership under the Internal Revenue Code of 1986, as amended (the "Code"), which may negatively affect Unitholders who invested in the Partnership for the purpose of using income from the Partnership to offset passive losses from other sources. In general, publicly traded partnerships are taxed as corporations for federal income tax purposes under the Code. Publicly traded partnerships are those the interests in which are traded on an established securities market or are readily tradeable on a secondary market or the substantial equivalent thereof. Notwithstanding the foregoing, a publicly traded partnership will not be taxed as a corporation under the Code if, in each of its taxable years, at least 90% of its gross income is derived from certain passive sources, including interest and gains from the sale of real property. If a publicly traded partnership is not taxed as a corporation under the foregoing provision, its income will be treated in a manner similar to that of portfolio income under the passive loss rules. Thus, the income from a publicly traded partnership which is not taxed as a corporation may not be used by a partner to offset passive losses from other sources.

         The General Partner believes that with respect to each of the Partnership's prior taxable years, at least 90% of its gross income has been derived from passive sources, including interest and gains from the sale of real property. The General Partner cannot predict whether the Partnership will continue to derive its income from such passive sources; however, if the Partnership were deemed publicly traded and in any taxable year less than 90% of the Partnership's gross income were derived from such sources, the Partnership would be taxed as a corporation for federal income tax purposes. In addition, if the Partnership were deemed publicly traded under the Code, Unitholders would not be entitled to use income from the Partnership to offset passive losses from other sources, even if the Partnership were not taxed as a corporation.

         If a Unitholder desires immediately liquidity, the General Partner believes that the Purchaser's Offer is within the range of recent prices for the Units in the secondary market, which is an illiquid and informal market. Therefore, the General Partner believes that the acceptance of the Purchaser's Offer by Unitholders would provide a substantially similar price to the prices currently available in the secondary market.

         For the foregoing reasons, the General Partner recommends against tendering Units to the Purchaser pursuant to the Offer.

Item 5.           Persons Retained, Employed or to be Compensated.

         Neither the General Partner nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

Item 6.           Recent Transactions and Intent with Respect to Securities.

         (a) No transactions in the Units have been effected during the past 60 days by the General Partner, or to the best of its knowledge, by any executive officer, director, affiliate or subsidiary of the General Partner.

         (b) To the best of the General Partner's knowledge, none of the persons listed in Item 6(a) above intends to tender any Units which are held of record or beneficially by such person pursuant to the Offer.

Item 7.           Certain Negotiations and Transactions by the Subject Company.

         (a)      None.

         (b)      None.

Item 8.           Additional Information to be Furnished.

         None.

Item 9.           Material to be Filed as Exhibits.
         Exhibit 1                  Letter to Unitholders dated December 6, 1996.

         Exhibit 2(a)               Purchase Agreement dated October 27, 1995, between
                                    Guaranteed Hotel Investors 1985, L.P. and SLT Realty Limited
                                    Partnership.

         Exhibit 2(b)               First Amendment to Purchase Agreement between Guaranteed
                                    Hotel Investors 1985, L.P. and SLT Realty Limited Partnership,
                                    dated November 7, 1995.

         Exhibit 2(c)               Second Amendment to Purchase Agreement between Guaranteed
                                    Hotel Investors 1985, L.P. and SLT Realty Limited Partnership,
                                    dated December 13, 1995.

         Exhibit 2(d)               Third Amendment to Purchase Agreement between Guaranteed
                                    Hotel Investors 1985, L.P. and SLT Realty Limited Partnership,
                                    dated December 22, 1995.

         Exhibit 2(e)               Fourth Amendment to Purchase Agreement between Guaranteed
                                    Hotel Investors 1985, L.P. and SLT Realty Limited Partnership,
                                    dated April 26, 1996.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 6, 1996          FFCA MANAGEMENT COMPANY
                                 LIMITED PARTNERSHIP, General Partner
                                 of Scottsdale Land Trust Limited Partnership


                                 By: PERIMETER CENTER MANAGEMENT
                                     COMPANY, Corporate General Partner

                                         By: /s/ Morton H. Fleischer
                                             ----------------------------------
                                             Morton H. Fleischer, President and
                                             Chief Executive Officer
                                        6